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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February , 200 6

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

Contact:
Avigdor Luttinger
VP Marketing and Corporate Strategy
Magic Software Enterprises
(949) 250-1718 X299
Press_relations@magicsoftware.com

Magic Software Delivers iBOLT Special Edition Integration Solution for SAP® Business One 2005

Support for Latest SMB Solution Well Received by SAP Partners

San Antonio, February 1, 2006- On the occasion of the SAP FKOM 2006 event, Magic Software Enterprises (NASDAQ: MGIC), today announced that it is shipping iBOLT Special Edition for SAP Business One 2005, the latest version of SAP’s affordable, integrated solution for Small Business.

SAP Business One 2005 began shipping in November and Magic Software’s iBOLT Special Edition began supporting the new version this month.

SAP Business One delivers a single, integrated solution that manages and connects critical operations including sales, finance, purchasing, inventory and manufacturing, the new version features enhancements based on direct feedback from small-business customers to enable faster installation, more intuitive use, global trade and easy Microsoft Excel™-based reporting and analytics. With iBOLT Special Edition, business processes running on specialized systems outside of SAP Business One can be easily integrated.

”We have seen rapid growth in the number of SAP Business One channel partners who have signed agreements with Magic Software in the United States and the rest of the world  to offer iBOLT Special Edition to their SAP Business One customers,” said Avigdor Luttinger, VP Marketing and Corporate Strategy for Magic Software. “With the release of our newest version for SAP Business One 2005, we reinforce our position as a leader in the delivery of straightforward, yet powerful business process integration technology.”

Among the partners who have been signed as iBOLT Special Edition partners in the United States are: Express Information Systems, San Antonio, Texas; Apollo Consulting, San Francisco, Calif.; Beck Consulting, Alameda, Calif.; Accounting Micro Systems, San Francisco, Calif.; ASE-Inc., Kennesaw, Ga.; Business First, LLC, Crystal, Minn.; ITCC, Washington, D.C.; Netsirk Technologies, Sunrise, FL; Net.Standard, Kansas City, Kan.; and Sales Catalyst Consulting Group, LLC, Chicago, Ill.

SAP Business One (www.sap.com/solutions/smb/businessone) is an affordable, integrated business management solution designed specifically for small and midsize businesses. Exceptionally user-friendly and easily tailored to meet businesses' changing needs, SAP Business One delivers a unified picture of up-to-the-minute business information allowing users to achieve new levels of control and profitable growth. SAP's industry -leading integration tools for SAP Business One allow partners to seamlessly integrate additional functionality and solutions.

The iBOLT Special Edition for SAP (www.magicsoftware.com/ibolt) complements SAP’s existing arsenal of cutting-edge development tools for SAP Business One. It enables SAP Business One customers to rapidly enhance their SAP Business One systems with a range of features - including extended workflows, composite applications, multi-channel access, unlimited interoperability and integration with other systems and platforms, as well as business activity and performance monitoring.

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About Magic Software Enterprises

Magic Software provides a Service Oriented Platform (Application Integration, Business Process Management and Composite Applications) to rapidly develop, change and deploy solutions integrated with existing and legacy systems. Magic Software enables enterprises to increase their agility and rapidly adapt to business changes, by aligning their IT with their business operations, accelerating the evolution to a Service Oriented Architecture through Application Integration and Business Process Management. Our customers develop and deploy applications that are rapidly customized and integrated with existing and legacy systems. Our products are built on 20 years of R&D and customer experience, leading the industry in Composite Application Development. Magic technology, products and professional services are available through a global network of subsidiaries, distributors and over 2500 Magic Solutions Partners in approximately 50 countries. The Company's EMEA HQ offices are located in the Netherlands, Pelmolen 17 3994XX Houten, 0031-30.6566266. The company's North American subsidiary is located at 23046 Avenida de la Carlota Suite 300 Laguna Hills, CA 92653, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404. www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission

SAP and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ David Assia

David Assia

Chairman

Date: February 1, 2006